Investor Call November 17, 2010: VeriFone to Acquire Hypercom x

Bob Phili Dou g D y pp William e Ber Presenters kes g , eron Nettles CFO , , , Tartavull , VP CEO , CEO Cor , p VeriFone H yp orate ercom VeriFone Develo p ment & IR , VeriFone

Forward-Looking Statements Today’s discussion may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to future events and expectations and involve known and unknown risks and uncertainties. VeriFone’s actual results or actions may differ materially from those projected in the forward-looking statements. For a summary of the specific risk factors that could cause results to differ materially from those expressed in the forward-looking statements, please refer to VeriFone’s filings with the Securities and Exchange Commission, including its annual report on Form 10-K and quarterly reports on Form 10-Q. VeriFone is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise.

19 p be 3 of p In H yp , mer re q the 2010 rox p filed rox g THEY FORM . y char y OTHER Exchan uest SEC S 2010 . VeriFone g — g artici e with 4 statement . Attention: at WILL statement ercom’s p b to: for and y the AND of connection Investors ants H Com H H www statement statement p . yp ma yp Annual in yp an SEC , RELEVANT with y y b sec as CONTAIN the VeriFone y . PROXY Re Information contactin , g Commission the p ercom g ov ercom ( : well p ercom’s , obtain ort about 2099 as ro about and Scott Secretar “SEC” p Important Information 2010 VeriFone’s the y) VeriFone when DOCUMENTS relatin ) the solicitation Tsu . the IMPORTANT STATEMENT g a osed their j to re Form Gatewa free y ( of You g 2010 ita y FILED additional 10 p res of VeriFone’s the Annual p ( AND - directors ma p K directors y Place Tel: char WITH ro roxies , become ALL p Annual and 1 g other istration transaction , Meetin filed and ective — INFORMATION THE g from 480 obtain Suite at filin . osed information of - g with H its Meetin s You SEC re , g yp 642 600 available g, . the of directors — Web will statement VeriFone ardin executive San In free WHEN AMENDMENTS SEC ercom and 5161 documents of be g ) site transaction . . Stockholders on officers Jose ( AND Form intends the filed , char able THEY officers addition to of , g www e to -filed March of Stockholders . y 4 file H executive with at 12 yp ou BECOME INVESTORS that interests with , filed stockholders the CA95110 ma the obtain with of VeriFone in ( verifone y the SEC . SUPPLEMENTS ARE will ercom officers co p the 2010 Tel: with and , b such is y 1 com ies SEC and is ma — ) obtain website p the H of on set set y yp 408 or AVAILABLE URGED include the be - b a A SEC connection y the THERETO artici p ) p Securities p forth 232 S on-ril rox forth ercom — 4 rox in withAND y ants 26 y Ma in documents maintained BECAUSE READ and , y deemed 7979 directin and b free b y the ) g y the to ANY THE a

Ac • • • • q • At Solidl $ stock under y 31 . for Purchase VeriFone uisition convertible Transaction transaction 84 is each which and accretive into closin H H value g yp p yp is valued durin $ rice common VeriFone g at consideration: ercom 485 $ of 7 0 will ercom . first . 32 share 23 ac have q shares million p of twelve , er VeriFone H uire H shares yp H and yp on entered of yp net includin ercom into months g ercom ( ercom an debt a VeriFone g share November 16 excludin securities , g common reement one -

A • • • pp on Ex a p The pp The re g ected roved Boards rovals ulator shareholders the y of closin transaction g and review is is re g sub j transaction Directors second ect of ulators to half a both of pp com roval p 2011 of anies H but yp have could ercom var y unanimousl based y

• • • Geo • es H p g a ra With p yp y p bolster H ment hic g yp eciall Americas VeriFone VeriFone y ercom Continental is lobal has and sees a Euro p ercom’s p industr Covera p German y g e throu leadin e . y, g g com resence p excellent p articular hout and France g , stren Asia rovider ex p lementar g rowth of y th in and g in Austria U eo . g S our . , ra and Euro p technolo p the foot e gy p hies , and rest rint Australia of in Asia , solutions the VeriFone to will the

... - — - for — - - Pa Extends Securit Point smart y Mass of p Research y ments dramaticall is Ocean y Sale hone Media - and — ecos will y industr becomin y Front develo g stem is p activated of become p Pro ment the y the Distribution p re increasin ert q g l ments transformin y y Point future g im p of will For uirements Ex ortant p New are erience include increasin g Initiatives to Euro p e

• • • O also With p ex Quarterl p the eratin Financials combined y g ect efficiencies o p EPS y su in ner pp en g l erations y substantial g ies accretion on chain ineerin from a g increase non and - reachin in overla GAAP g efficiencies j pp 15% oint g basis durin p sales g administrative re the roduction g costs ions first and y volumes ear o we f

H • • yp Euro Grew Built p million ercom • e Secured net Australia a with over to the leadin the more ac g p revenue tremendous p q osition ast from than three 130 uisition business in y of almost ears $ that 290 countries ex Thales German p y e — and million anded to other worldwide from p its Transactions nearl y in arts ori $ o g f in 450 2008 in

Q&A